ASPEN RACING STABLES, INC.
                             211 Misty Morning Drive
                            Calgary, Alberta T3Z 2Z8


                                  June 7, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, NW
Washington, DC  20539
Attention: John Stickel, Mail Stop 3561

         Re:      Aspen Racing Stables, Inc. -  Form SB-2
                  Registration Statement No. 333-141384

To the Commission:

     Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Aspen Racing Stables, Inc. (the "Company") hereby respectfully requests that the effectiveness of the captioned Registration Statement be accelerated to 3:00 p.m. (Washington, DC time) on June 11, 2007, or as soon thereafter as practicable.

     The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                      Sincerely,

                                      ASPEN RACING STABLES, INC.

                                      By:  /s/ Dwight McLellan
                                           -------------------------------------
                                           Dwight McLellan, Chairman, President,
                                           Chief Executive Officer